PROCESS ENGINEERING L.L.C.
3370 W. Crestone Court
Tucson, Arizona 85742
O: (520) 225-0354
C: (520) 461-2663

CONSENT of AUTHOR

TO:

U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

I, **Eugenio Iasillo**, do hereby consent to extracts from or a summary of, the technical report titled "NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico" effective March 25, 2015 and dated April 30, 2015 (the "Technical Report")contained in, or incorporated by reference in, the Annual Information Form dated March 8, 2016, the Annual Report of the Company on Form 40-F dated March 8, 2016, the Registration Statement on Form F-10 (File No. 333-196981), and the Management Discussion & Analysis dated March 2, 2016 (collectively the Disclosure Documents").

I also hereby consent to the use of my name in the Disclosure Documents.

Dated this 8th day of March, 2016

EUGENIO IASILLO

ARIZONA, U.S.A.